EXHIBIT 10.1

                                               October 21, 1999

Steven F. Graver
Gordon S. Rubenstein
Aberdeen Strategic Capital LP
100 South Wacker Drive
Suite 2100
Chicago, Illinois 60606

         Re:      CONSULTING ARRANGEMENT

Dear Messrs. Graver and Rubenstein:

         This is to confirm our agreement, effective as of July 22, 1999, that Aberdeen Strategic Capital LP ("Aberdeen") will provide, and will cause its affiliates Graver, Bokhof, Goodwin & Sullivan ("GBGS") and The Cambridge Group ("Cambridge") to provide to The Ultimate Software Group, Inc. (the "Company"), upon request, those advisory and other services described in your June 23, 1999 letter to me and Mitch Dauerman (the "Aberdeen Letter"), a copy of which is attached hereto as EXHIBIT A. The Aberdeen Letter is incorporated herein by reference.

         The Company has issued to Aberdeen a Warrant (the "Warrant") for 100,000 shares of the Company's common stock, par value $0.01 per share (the "Shares"), as sole compensation for the advisory and other services of Aberdeen, GBGS and Cambridge. The Warrant has an exercise price of $10.00 per share and shall vest in eight increments of 12,500 Shares every three months; PROVIDED, that no increment of Shares shall vest if this letter agreement has terminated before the vesting date for such increment.

         The Company has furnished and will furnish to Aberdeen, GBGS and Cambridge (each, a "Consultant") such information as any such Consultant believes appropriate to its assignment (all such information so furnished being the "Information"). The Consultants agree to keep all Information confidential except Information that (i) is or becomes generally available to the public (other than as a result of disclosure by any of the Consultants), (ii) was available to the Consultants on a non-confidential basis prior to its disclosure by the Company, (iii) becomes available to the Consultants on a non-confidential basis from a person other than the Company who, to the knowledge of the Consultants, is not bound by a confidentiality agreement with the Company or otherwise prohibited from transferring such information to the Consultants, (iv) the Company agrees may be disclosed, or (v) the Consultants are requested pursuant to, or required


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Steven F. Graver
Gordon S. Rubenstein
October 21, 1999
Page 2


by, law, regulation, legal process or regulatory authority to disclose. Upon termination of this letter agreement or at any time upon the request of the Company, each Consultant will promptly deliver to the Company all written Information and all copies and extracts therefrom.

         The Company acknowledges and agrees that the Consultants have been retained to act solely as advisors to the Company. In such capacity, the Consultants shall act as independent contractors, and any duties of the Consultants arising out of their engagement pursuant to this letter agreement shall be owed solely to the Company.

         This letter agreement and the Consultants' engagement hereunder may be terminated by the Company at any time upon written notice, it being understood that the status of the Consultants as independent contractors, the confidential treatment of Information by the Consultants and the obligation of the Consultants to deliver all written Information to the Company shall survive such termination.

         No waiver, amendment or other modification of this Letter Agreement shall be effective unless in writing and signed by each party to be bound thereby.

                                     Very truly yours,

                                     /s/ Scott Scherr
                                     -------------------------------------
                                     Scott Scherr
                                     President and Chief Executive Officer

Accepted and Agreed by:

Aberdeen Strategic Capital LP

By:      /s/ Steven F. Graver
         -----------------------
Title:   Chief Executive Officer
Date:    October 21, 1999


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                                                                   EXHIBIT A

June 23, 1999

Mr. Scott Scherr
Mr. Mitch Dauerman
Ultimate Software Group, Inc.
3111 Stirling Road
Ft. Lauderdale, FL 33312

Dear Scott and Mitch:

We truly enjoyed meeting with you to discuss the benefits of an investment partnership between your firm and Aberdeen Strategic Capital, Inc. ("Aberdeen"). Aberdeen was formed to provide strategic assistance and improved revenue to its portfolio companies. Our goals are consistent with your goals; the most important of which is enhancement of shareholder value. As you prepare for your next stage of growth, we are confident that we can provide value-added strategies and solutions through a synergy of three distinct groups.

Aberdeen is equally owned by Graver, Bokhof, Goodwin & Sullivan (an investment advisory firm), The Cambridge Group (a marketing and consulting company) and a select group of individuals who comprise our senior management team. This group is led by John Walter, the former President and Chief Operating Officer of AT&T, former Chairman and CEO of R.R. Donnelly & Co. and current Chairman of the Board of Manpower, Inc. In addition to John's role at Manpower, he also serves on several other corporate boards including Abbott Laboratories, Deere & Co. and LaSalle Partners. The collective experience, expertise and global contacts which John and the other senior "members" bring to the table is unquestionably impressive.

I.       GRAVER, BOKHOF, GOODWIN & SULLIVAN

Graver, Bokhof, Goodwin & Sullivan (GBGS) and its affiliates manage in excess of $1.7 billion of high net worth and institutional funds. The firm currently employs twenty-five professionals headquartered in Chicago and our newly opened satellite office in Silicon Valley. GBGS has invested in microcap stocks (issues of firms with market capitalization of less than $250 million) since 1981. During that period, the company has created models based on free cash flow (NOPLAT) analysis and experienced tremendous success providing competitive returns to investors.


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GBGS can serve as a value-added benefactor to Ultimate Software in the following ways:

1. As buy-side analysts, GBGS can favorably articulate the Ultimate Software opportunity in order to meet the interests of other buy-side investors. Extensive Wall Street experience provides a basis for meaningful communication with investment banks.

2. GBGS can evaluate both your competitive position in the marketplace and your relative valuation. Once that analysis is completed, it is possible to position your company against sell-side analysts' expectations.

3. GBGS, because of its history and contacts on the sell-side, can secure additional research coverage for Ultimate Software, particularly in the institutional market. Preliminary discussion with three Wall Street firms has confirmed the belief that your firm merits increased attention.

4. GBGS receives voluminous information about industry and economic trends as well as individual companies. The firm can identify competitive threats and changes in the marketplace that may adversely impact Ultimate Software enabling proactive actions versus reactive measures.

5. GBGS has relationships with the Chief Executive Officers of more than twenty-five companies within Ultimate Software's target market. These relationships provide a framework for opening doors to significant sales opportunities. One of the more interesting initiatives, which might be further pursued, is the Web-Hosted opportunity where Ultimate Software could be positioned as the human resources/payroll application of choice.

II.      THE CAMBRIDGE GROUP

The Cambridge Group, founded in the mid-1970's by Rick Kash, is also headquartered in Chicago and considered to be the premier marketing consulting firm in the country. The Cambridge Group is credited with developing highly successful marketing strategies for companies including IBM, Keebler Cookie and Emerson Electric. The company has fifty partners and/or consultants who possess significant industry experience in the areas of financial services, technology, consumer goods and health care. In addition to many Fortunate 500 clientele, they frequently work with emerging companies which face unique challenges during early stages of growth. The firm has particularly differentiated itself with regards to E-commerce and Internet marketing expertise.

The Cambridge Group would bring the following value-added opportunities to Ultimate Software:

1. A demand side marketing analysis that is unique in the consulting industry. Their objective is to partner with management to accurately define customers and their demands, and to distinctly differentiate clients' product and services. Additionally, they advise as to how to maintain particular relevance to the customer as economic, regulatory, technological and competitive environments change.


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2.       The Cambridge Group provides management with a fact-based analysis of customer behavior for use in redirecting sales and marketing resources in a more focused manner. The "Ultimate" goal is to improve profitability and increase sales.

3. The Cambridge Group's results position them as one of the most highly sought after marketing consultants in the industry. The minimum cost for their service is $250,000 and their average engagement costs about $1.5 million. Ultimate Software can expect to receive service from the Cambridge Group, which will substantially exceed their minimum engagement of $250,000 during the term of Aberdeen's involvement. This commitment will not include any additional out-of-pocket costs to Ultimate Software. In this particular situation, Cambridge would be paid a performance fee through participation in Aberdeen, based on the success of your common stock price.

4. The Cambridge Group has access to over 200 companies in your market space and strong relationships with the Chief Executive Officers of these companies. Clearly, Cambridge can capitalize on their contacts to assist Ultimate Software in boosting sales and building strategic alliances.

III.     ABERDEEN MEMBERS

In addition to the exceptional talent which Graver, Bokhof, Goodwin & Sullivan and The Cambridge Group bring to the table, the Aberdeen members have been carefully selected. Each possesses the following unique characteristics:

1.       A proven record of success in running public companies;

2. A sincere interest in working with smaller companies to help transition them to larger companies; and

3. A clear understanding of the importance of a positive business culture and the need to act as team players.

We have selected a marquis member, John Walter, to work with Ultimate Software. John not only brings a wealth of management and board experience that will be vital to management during the company's growing pains, but he can also:

1. Provide access to his widespread business contacts for prospective business. In fact, he currently serves as the Chairman of the Board for the largest provider of temporary services in the world, Manpower, Inc. It is worth noting that this firm employs the largest number of employees of any company in the world. John has already begun looking into possible opportunities resulting from the development of a strategic relationship between Manpower and Ultimate Software.

2. Provide insight into the specific and difficult needs of a growing company. He grew R.R. Donnelly from under $1 billion in sales to over $5 billion in sales during his tenure as Chief Executive Officer and can prove an invaluable resource to your Board of Directors.
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3.       Provide critical and objective review of your business plan. John has reviewed hundreds of strategic business plans during his career and can assist management in refining its plan where appropriate.

Finally, the other distinguished members of Aberdeen have access to more than fifty companies in your target market. Obviously, it is in their best interest to open these channels of distribution and assist Ultimate Software in increasing sales.

As we discussed, Aberdeen is prepared to make an initial investment of 170,000 shares of Ultimate Software Group, Inc. This equity position could be sold either directly from the company or purchased from existing shareholders. Aberdeen would be issued 100,000 warrants, with a strike price of $10.00 per share. These warrants would vest at a rate of 12,500 per quarter with a maturity of four years. Ultimate Software Group, Inc. would retain the right to cancel all unvested warrants should Aberdeen fail to fulfill its responsibilities. John Walter would waive the right to receive any compensation for his services as a Director of the Board.

Additionally, Aberdeen would purchase 170,000 shares in the open market.

Scott and Mitch, while it is impossible to specifically quantify tangible benefits, we can say that these resources, if fully costed out, would be valued at approximately $500,000 to $2.0 million per year. The benefits to Ultimate Software would include incremental increases in revenue, significant improvement in profitability and increased visibility on Wall Street for your business model. While we believe you are solely capable of achieving your objectives, we are confident that we can accelerate your achieving the goal of becoming a $1 billion company. We welcome the challenge and believe our partnership would prove a classic "win/win" situation.

We look forward to speaking with you again soon.

Cordially,

/s/ Steven F. Graver                                 /s/ Gordon S. Rubenstein
-----------------------                              ------------------------
Steven F. Graver                                     Gordon S. Rubenstein
Chief Executive Officer                              Senior Managing Director